FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Special Meeting of Shareholders

Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today announced that a special meeting of shareholders of the Company was held on October 26, 2017 in Limassol, Cyprus (the "Special Meeting"). Broadridge Financial Solutions, Inc. acted as inspector of the Special Meeting.

At the Special Meeting, the following proposal, which is set forth in more detail in the Notice of Special Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around October 6, 2017, was approved and adopted:

The approval of one or more amendments to the Company's Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company's issued common stock, each at a ratio of not less than one-for-two and not more than one-for-100 and in the aggregate at a ratio of not more than one-for-10,000, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion, and to authorize the Company's board of directors to implement any such reverse stock split at any time prior to the date of the Company's 2020 Annual Meeting of Shareholders by filing an amendment to the Company's Amended and Restated Articles of Incorporation.
Reverse Stock Split

The Company also announced today that its Board of Directors (the "Board") has determined to effect a reverse stock split of the Company's common shares, par value $0.01 per share, at a ratio of one-for-seven. The Company's shareholders approved the reverse stock split and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split at the Special Meeting.

The reverse stock split will take effect, and the Company's common stock will begin trading on a split-adjusted basis on the Nasdaq Global Select Market, as of the opening of trading on or around November 2, 2017 under the existing trading symbol "DCIX." The new CUSIP number for the Company's common stock following the reverse stock split is Y2069P507.

Upon effectiveness of the reverse stock split, every seven shares of the Company's issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock, without any change to the par value per share. As of the date hereof, 5,300,363 common shares of the Company are issued and outstanding.

No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company's common stock on the Nasdaq Global Select Market on the last trading day prior to the effective date of the reverse stock split.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after the effective date. Such beneficial holders may contact their bank, broker, or nominee for more information.

Shareholders with shares held in certificate form will receive instructions from the Company's exchange agent, Computershare, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the reverse stock split.

Additional information about the reverse stock split can be found in the Company's proxy statement mailed to shareholders on or around October 6, 2017, a copy of which was furnished to the Securities and Exchange Commission on October 6, 2017 on the Company's Report of Foreign Private Issuer on Form 6-K and is available on the Securities and Exchange Commission's website at www.sec.gov.

Legal Proceedings

On October 23, 2017, a purported class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-06160) by Jimmie O. Robinson, individually and on behalf of all others similarly situated, against, among others, the Company and three of its executive officers. In addition, on October 25, 2017, a purported class action complaint was filed in the United States District Court for the Eastern District of New York (No. 1:17-cv-06236) by Logan Little, individually and on behalf of all others similarly situated, against the Company and three of its executive officers. The complaints allege that the Company and three of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company will respond to the complaints by the appropriate deadlines to be set in the future. The Company and its management believe that the complaints are without merit and plan to vigorously defend themselves against the allegations.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740) that was filed with the Commission with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748) that was filed with the Commission with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944) that was filed with the SEC with an effective date of May 11, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: October 31, 2017	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President